

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047149

March 8, 2005

Patrick R. O'Neil, Esq.
Associate General Counsel
Isis Pharmaceuticals, Inc.
Legal Department
2292 Faraday Avenue
Carlsbad, CA 92008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2005

Re: Isis Pharmaceuticals, Inc.
Incoming letter dated January 19, 2005

Dear Mr. O'Neil:

This is in response to your letter dated January 19, 2005 concerning the shareholder proposal submitted to Isis by Steven Alan Turner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven Alan Turner, MD, MBA
102 Frontenac Forest
St. Louis, MO 63131



ISIS
PHARMACEUTICALS

LEGAL DEPARTMENT

2292 Faraday Avenue Carlsbad, CA 92008
p 760.931.9200 f 760.603.3820 www.isip.com info@isisph.com

January 19, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proxy Statement of Isis Pharmaceuticals, Inc.; Request to Exclude Pursuant to Rule 14a-8(i)(8)

Ladies and Gentlemen:

Please find enclosed with this letter six copies of:

- A stockholder proposal received by Isis; and
- Isis' No Action Letter in response to the proposal.

Please acknowledge receipt of these materials by file-stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions or comments regarding the enclosed, please telephone me at (760) 603-2732.

Sincerely,

Patrick R. O'Neil, Esq.
Associate General Counsel
Isis Pharmaceuticals, Inc.



ISIS
PHARMACEUTICALS

LEGAL DEPARTMENT

2292 Faraday Avenue Carlsbad, CA 92008
p 760.931.9200 f 760.603.3820 www.isip.com info@isisph.com

January 19, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proxy Statement of Isis Pharmaceuticals, Inc.;
Request to Exclude Pursuant to Rule 14a-8(i)(8)

Ladies and Gentlemen:

I am writing on behalf of Isis Pharmaceuticals, Inc., a Delaware Corporation ("Isis"), in connection with a request from one of Isis' stockholders. On December 17, 2004, Isis received a letter from Mr. Steven Alan Turner, MD, MBA, in which Mr. Turner requested that Isis' Nominating, Governance and Review Committee consider him as a candidate to serve on Isis' Board of Directors. As part of his letter, Mr. Turner requested that Isis include him as a nominee for election to the Board of Directors in Isis' Proxy Statement for the 2005 Annual Meeting of Stockholders. For your information, I have included a copy of Mr. Turner's request with this letter.

Isis believes that it is entitled to exclude Mr. Turner's proposal pursuant to Rule 14a-8(i)(8) because the proposal relates to an election for membership on Isis' Board of Directors. Accordingly, on behalf of Isis, I hereby respectfully request exemptive relief from the provisions of Rule 14a-8 to permit Isis to exclude Mr. Turner's proposal.

I appreciate the Staff's consideration of this matter. Please do not hesitate to contact me at (760) 603-2732 with any questions.

Sincerely,

Patrick R. O'Neil, Esq.
Associate General Counsel
Isis Pharmaceuticals, Inc.

Fax

Name: Nominating Governance and Review Committee
Organization: Isis Pharmaceuticals, Inc.
Fax: 760-931-9639
Phone: 760-931-9200
From: Steven Turner MD
Date: December 17, 2004
Subject: Nomination
Pages: Seven

From the desk of...
Steven Turner MD

Frontenac,

December 16, 2004

ISIS Pharmaceuticals, Inc.
2292 Faraday Avenue
Carlsbad, CA 92008

RE: Board of Directors Position

Dear Nominating and Review Committee,

After many years of being an Isis shareholder, I would like to become more involved with your company. I presently own over 150,000 shares and would like to seek a Board position.

I have been involved in St. Louis in numerous venture activities including sitting on the Board of the Saint Louis Angel Investment Network. My participation on that Board was principally to lend my scientific and financial expertise to the investors. My involvement in those endeavors provided valuable insight to the investors, balancing financial considerations against the scientific validity of the products and research from a wide variety of start-up and established companies.

I am well regarded in the emerging biotechnology community in St. Louis. My work with The Center for Emerging Technologies has lead to repeated involvement with two major universities, Washington University and University of Missouri, to evaluate the business plans of the graduate MBA candidates.

I have always respected the approach Isis Board has taken, both with your view on preservation of shareholder equity and the utilization of your large intellectual property portfolio.

I think I would be an asset to your Board and would be honored to be considered. I have been a major stock investor for many years and have given thoughtful consideration to all the companies I own. I think I could add a unique perspective to your Board. In addition, I would like to be included in your proxy statement at the 2005 Annual Meeting of Stockholders.

Thank you for your consideration,



Steven Alan Turner, MD, MBA
102 Frontenac Forest
St. Louis, MO 63131

Curriculum Vitae

STEVEN A. TURNER, M.D., M.B.A.

PERSONAL INFORMATION:

HOME ADDRESS:	102 Frontenac Forest Drive St. Louis, Missouri 63131
Phone:	(314) 991-8084 (314)-420-9710
Spouse:	Tami Martens
Citizenship:	United States of America

EDUCATION:

Bachelor of Arts, Chemistry Miami University	1978
Doctor of Medicine Ohio State University, College of Medicine	1984
Cleveland Clinic Foundation Medicine Resident	1984-1987
Cleveland Metro Health Care Center (Case Western Reserve University Affiliate) Anesthesiology Resident	1987-1989
University of Cincinnati Pain Fellow Clinical Research Scientist (1990)	1989-1990
Lindenwood University Master of Business Administration	2000-2001

HONORS AND AWARDS:

Top Graduate in the 2001 Academic Year in Lindenwood University's MBA program

4.0 Grade Point Average maintained throughout the entire period of graduate studies at Lindenwood University

Robert D. Dripps Award, Outstanding Graduate Anesthesiology Resident, University of Cincinnati, 1990

Honors, Emergency and Critical Care Medicine, Ohio State University College of Medicine, 1984

Craig Medical Scholarship, Ohio State University College of Medicine, 1980-1984

Accommodations, Prevention Medicine, Ohio State University College of Medicine, 1984

Accommodations, Internal Medicine, Ohio State University College of Medicine, 1983-1984

Honors, Pharmacology, Ohio State University College of Medicine, 1983

Accommodations, Psychiatry, University of Illinois Medical School, 1983

Honors, Family Medicine, Ohio State University College of Medicine, 1982

Merck Award, Contributions to College of Medicine, Ohio State University College of Medicine, 1981

Rosselar Foundation Fellow, Ohio State University College of Medicine, 1979-1980

Landacre Society, (selected for academic excellence and research), Ohio State University College of Medicine, 1980

Summa Cum Laude, Miami University, at Graduation ceremony, in May, 1978

President's List, (4.0 Grade Point Average), Miami University, Academic Years, 1974-1978

State Debating Champion, JCWA, Kent, Ohio, 1974

Mayor's Award for outstanding Summer Youth Comps Worker, Cleveland, Ohio, 1973

PROFESSIONAL SERVICES:

Undergraduate Representative to Mathematics Faculty, Miami University, 1975-1976

Undergraduate Representative to Scholarship/ Financial Aid Committee, Miami University, 1975-1976

Undergraduate Representative to Academic Credit Review Committee, Miami University, 1976-1977

National Chairman and Editor of the Publication Committee of Phi Eta Sigma, 1975-1976

Resident Advisor, University of Cincinnati, Summer Session, 1976

RESEARCH SUPPORT:

Rosselar Society: Awarded grant to do a retrospective study on Sudden Cardiac Death, Ohio State University College of Medicine, 1978-1979

Rosselar Society: Awarded grant to do a retrospective study on Child Abuse Detection in the Emergency Room, Ohio State University College of Medicine, 1979-1980

BIBLIOGRAPHY:

Pseudo-Spinal Headache, Dunteman E, Turner S, Swarm R. Regional Anesthesia 1996; 21:358-60

Physician Aid Seeking Behavior Prior to Sudden Cardiac Death, Landacre Society Abstracts, 8:15, 1980

Retrospective Study of the Frequency of Emergency Room Visits of Child Abuse Victims Prior to the Index Event, Landacre Society Abstracts, 8:17, 1980

Extraction of Narcotics by Hemodialysis, American Journal of Regional Anesthesia, 18:14, 1990

CURRENT AND PAST TEACHING RESPONSIBILITIES:

Adjunct Faculty; Community Medicine Department of St. Louis University, initiating organization of teaching business practices to graduating medical residents

Clinical Instructor at the Washington University Pain Management Center, taught residents theory and techniques of pain management; also Taught C.N.R.A's in lecture format the theory of narcotic pharmacokinetics as well as pain management techniques, 1990-1995

Instructor, Stanley Kaplan, Inc., Taught Medical College Admissions Test and Scholastic Aptitude Test, Columbus, Ohio, 1979-1983

SUPPLEMENTAL MATERIAL

PRESENTATIONS AND SEMINARS:

NATIONAL

American Society of Regional Anesthesia, "Extraction of Narcotics by Hemodialysis," Orlando, Florida, March, 1990

Midwest Student Medical Research Forum, "Hemodialytic Extraction of Morphine, Meperidine and Methadone," Omaha, Nebraska, February, 1990

Midwest Anesthesia Residents Conference (MARC), "Extractional Narcotics by Hemodialysis," Kansas City, Kansas, May, 1990

National Association of Physical therapists, "History and Theory of Reflex Sympathetic Dystrophy," St. Louis, Missouri, December, 1992

Kaufman Center for Entrepreneurial Leadership and Colorado Capital Alliance, "The Power of Angel Investing," key speaker on performing due diligence and financial analysis, St. Louis, Missouri, June, 2001

REGIONAL

Illinois Academy of Family Physicians, " Pain Management," Mattoon-Bush Lincoln Hospital, Illinois, January, 1995

Illinois Academy of Family Physicians, "Pain Management and Polypharmacy in Elderly," Memorial Hospital of Carbondale, Carbondale, Illinois, March, 1995

Illinois Academy of Family Physicians, "Primary Care Physicians and the Chronic Pain Patient," Taylorville, Illinois, March, 1995

Illinois Academy of Family Physicians, "Pain Management- A Total Patient Perspective on Arthritis," St. Anthony's Hospital, Effingham, Illinois, March, 1995

St. Louis Association of Pharmacists, "NSAID's and Ambien," Interlock Pharmacy, St. Louis, Missouri, April, 1995

Scott Air Force Base, "How to Approach the Chronic Pain Patient," Scott Air Base Hospital, Illinois, June, 1995

Illinois Academy of Family Physicians, "Pain Management in Primary Care," Belleville, Illinois, July, 1995

Illinois Academy of Family Physicians, "Pain Management in the Chronic Pain Patient," Alton Memorial Hospital, Alton, Illinois, August, 1995

Popular Bluff Association of Family Physicians, "Pain Treatment in Primary Care Medicine," Popular Bluff, Missouri, September, 1995

St. Louis Consortium of Physicians, "Pain Management," St. Louis, Missouri, April, 1995

Regional Hospital Conference (Televised to: Alton Memorial Hospital, Alton, Illinois, Quincy Hospital, Quincy, Illinois, Barnes Hospital, St. Louis, Missouri, Barnes-St. Peters Hospital, St. Peters, Missouri, Cox Health System, Springfield, Missouri, Phelps County Regional, Rolla, Missouri), Grand Round Presentation, "RSD: History, Diagnosis and Treatment," St. Louis, Missouri, May, 1994

BOARD CERTIFICATION AND LICENSURE:

Diplomat of the American Academy of Pain_Management

CURRENT POSITION:

St. Louis Pain & Rehab Center St. Louis, Missouri Attending Physician	1995-Present

PREVIOUS PROFESSIONAL EXPERIENCE:

Washington University Pain Management Center Attending Physician Instructor of Anesthesiology	1990-1995

CLINICAL STAFF APPOINTMENTS:

St. Louis University College of Medicine, Adjunct Faculty	1995-Present
Washington University College of Medicine Instructor	1990-1995
University of Cincinnati College of Medicine Assistant Instructor	1989-1990
Case Western Reserve University Metro General Hospital Assistant Instructor	1987-1989

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Isis Pharmaceuticals, Inc.
Incoming letter dated January 19, 2005

The submission nominates the proponent for membership on Isis' board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Isis may exclude it under rule 14a-8(i)(8), as relating to an election to Isis' board of directors, and we will not recommend enforcement action to the Commission if Isis omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of Isis' nomination procedures, rule 14a-8 would not be implicated.

Sincerely,



Robyn Manos
Special Counsel